Via Facsimile and U.S. Mail
Mail Stop 6010

February 19, 2008

Mr. James J. Maguire, Jr.
President and Chief Executive Officer
Philadelphia Consolidated Holding Corp.
One Bala Plaza, Suite 100
Bala Cynwyd, PA 19004

      Re: Philadelphia Consolidated Holding Corp.
             Form 10-K for Fiscal Year Ended December 31, 2006
             File No. 0-22280

Dear Mr. Maquire:

      We have completed our review of your Form 10-K and have no further comments at this time.

             Sincerely,

             Carlton E. Tartar
             Branch Chief